Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Announces Presentation of Quality of Life Findings from NETTER-1 Phase III Study at ENETS

Saint-Genis-Pouilly, France – March 6, 2017 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or the “Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that quality of life findings from the pivotal NETTER-1 Phase III study investigating the treatment of Lutetium Lu 177 Dotatate in patients with somatostatin receptor positive midgut neuroendocrine tumors (midgut NETs) will be presented at the 14th Annual Conference of the European Neuroendocrine Tumor Society (ENETS), March 8-10 in Barcelona, Spain.

The details of the presentations are as follows:

Abstract # 1676: NETTER-1 Phase III Trial: Recent Findings on Quality of Life in Patients with Midgut Neuroendocrine Tumors

Speaker: Jonathan Strosberg, MD, Associate Professor, Section Head, Neuroendocrine Tumor Program at Moffitt Cancer Center

Session Title: Clinical Abstracts (4B)

Session Date: March 9, 2017

Session Time: 14:15-14:25 Central European Time

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About NETTER-1

NETTER-1 is the first Phase III multi-center, randomized, controlled trial evaluating Lutetium Lu 177 Dotatate in patients with inoperable, progressive, somatostatin receptor positive midgut NETs. 229 patients with Grade 1-2 metastatic midgut NETs (both functioning and not functioning) were randomized to receive Lutetium Lu 177 Dotatate 7.4 GBq every 8 weeks (x4 administrations), plus best supportive care (Octreotide LAR 30 mg for symptom control) versus Octreotide LAR 60 mg every 4 weeks. The primary endpoint was Progression Free Survival (PFS) per RECIST 1.1 criteria, with tumor response assessment performed by an independent blinded reading center every 12 weeks. Secondary endpoints included objective response rate, overall survival, safety, and health-related quality of life. Analysis of NETTER-1 PFS results showed the number of patients having disease progression or death was 23 in the Lutetium Lu 177 Dotatate arm and 68 in the Octreotide LAR 60 mg arm. Thus, the NETTER-1 study met its primary endpoint by demonstrating that treatment with Lutetium Lu 177 Dotatate was associated with a statistically significant and clinically meaningful risk reduction of 79% of disease progression or death versus Octreotide LAR 60 mg (hazard ratio 0.21, 95% CI: 0.13-0.33; p<0.0001).

About Lutetium Lu 177 Dotatate (Lutathera®)

Lutetium Lu 177 Dotatate (Lutathera®) is an investigational, Lu-177-labeled somatostatin analog peptide currently in development for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs), including foregut, midgut, and hindgut neuroendocrine tumors in adults. Lutetium Lu 177 Dotatate belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (PRRT), which involves targeting neuroendocrine tumors with radiolabeled somatostatin analog peptides. This novel, investigational compound has received orphan drug designation from the European Medicines Agency (EMA) and the U.S. Food and Drug Administration (FDA). Currently, Lutetium Lu 177 Dotatate is administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in ten European countries and in the US under an Expanded Access Program (EAP) for midgut NETs. New Drug Application and Marketing Authorization Application submissions to the FDA and EMA for Lutetium Lu 177 Dotatate are currently under review.

About Advanced Accelerator Applications

Advanced Accelerator Applications is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine products. AAA’s lead investigational therapeutic candidate, Lutetium Lu 177 Dotatate (Lutathera®), is a novel MNM compound that AAA is currently developing for the treatment of Neuroendocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 22 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has 500 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+27% vs. 2014) and sales of €81.3 million for the first 9 months of 2016 (+23% vs. 9 months 2015). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutetium Lu 177 Dotatate and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutetium Lu 177 Dotatate and our other products or product candidates; our estimates regarding the market opportunity for Lutetium Lu 177 Dotatate, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigations; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651